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08029822

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
111

SEC FILE NUMBER
8-52430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12310 Pinecrest Road Suite 203
(No. and Street)

Reston	VA	20191
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Szelc, President 703-620-6050 Ext 102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/19

OATH OR AFFIRMATION

I, Jerome F. Szelc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President
Title

Notary Public

KATHERINE SCOTT
Notary Public
Commonwealth of Virginia
7123307
My Commission Expires Oct 31, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MyStockFund Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2007
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2007

Table of Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 4, 2008

Board of Directors
MyStockFund Securities, Inc.
12310 Pinecrest Road Suite 203
Reston, VA 20191

I have audited the accompanying balance sheet of MyStockFund Securities, Inc. , as of December 31, 2007, and the related statements of income, retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of MyStockFund Securities, Inc. as of December 31, 2007, and the results of its operations, retained earnings, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

MyStockFund Securities, Inc.
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS		
Cash In Bank	$	16,010.32
Cash in Bank		53,365.17
Accounts Receivable		485.29
Accounts Receivable		18,493.58
Prepaid Expenses		15,692.50
Total Current Assets		104,046.86
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	104,046.86

See Accountant's Audit Report

MyStockFund Securities, Inc.
BALANCE SHEET
As of December 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	7,769.46
Total Current Liabilities		7,769.46
LONG-TERM LIABILITIES		
Total Liabilities		7,769.46
STOCKHOLDERS' EQUITY		
Capital Stock, $0.001 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding		1.00
Paid in Excess		259,239.00
Retained Earnings		(162,962.60)
Total Stockholders' Equity		96,277.40
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	104,046.86

See Accountant's Audit Report

MyStockFund Securities, Inc.
INCOME STATEMENT

	12 Months Ended December 31, 2007
Sales	
Commissions Earned	$ 391,638.21
ACAT Transfer Fees	3,400.00
Paper Statement Revenue	9,740.00
Real Time Trade Revenue	9,532.44
Other Income	35,000.00
Interest Income	1,979.88
Less Returns & Allowances	0.00
Total Sales	451,290.53
Gross Profit	451,290.53
Operating Expenses	
Clearing Expenses	178,904.52
Paper Document Fee Expense	10,550.00
Call Center Services	800.00
Content Provider	490.00
Data Feed Communication Expen	7,680.00
Error Account	7,571.32
Bank Service Charges	59.00
Dues and Subscriptions	850.49
Equipment Rental	1,856.40
Insurance	2,688.87
Insurance - SIPC	300.00
Interest Expense	71.20
Annual State Registration Fees	15,598.00
Advertising	24.24
Licenses	1,900.01
Registration & Licensing Fees	1,069.59
Miscellaneous	201.41
Postage and Delivery	1,497.21
Printing and Reproduction	87.75
Legal Fees	1,808.50
Rent	27,000.00
Reimbursement	75.00
Equipment Repairs	525.00
Telephone	6,153.30
Telephone: Cell Phone	1,679.26
Telephone: Conference Service	1,798.80
Travel & Ent: Meals	1,702.23
Trave & Ent: Travel	1,356.11
Internet Service	2,082.23
Technology: IT Support	3,400.00
Technology: Website	22,724.42
Website Upgrade/Maintenance	54.98
Office Supplies	736.12
Payroll Expenses	148,854.98
Professional Fees	14,459.00
Accounting Fees	11,337.51
Auditing Fees	3,800.00
Payroll Processing	2,475.02
Property Taxes	124.61

MyStockFund Securities, Inc.
INCOME STATEMENT

	12 Months Ended December 31, 2007
Total Operating Expenses	484,347.08
Operating Income (Loss)	(33,056.55)
Net Income (Loss)	$ (33,056.55)

See Accountant's Audit Report

MyStockFund Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(33,056.55)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(1,820.89)
Other		(94.50)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(6,945.12)
Accrued Liabilities		0.00
Total Adjustments		(8,860.51)
Net Cash Provided By (Used in) Operating Activities		(41,917.06)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		23,100.00
Net Cash Provided By (Used In) Financing Activities		23,100.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(18,817.06)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		88,677.84
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	69,860.78

See Accountant's Audit Report

MyStockFund Securities, Inc.
Statement of Changes in Stockhoder's Equity
For the Year Ended December 31, 2007

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 1	$ 236,139	$ (129,906)	$ 106,234
Net Income for the year ended December 31, 2007	-		(33,057)	(33,057)
Capital Transactions	-	23,100	-	23,100
Balance at December 31, 2007	$ 1	$ 259,239	$ (162,963)	$ 96,277

See Accountants' Audit Report

MyStockFund Securities, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2007
Beginning of Period	$	(129,906.05)
Plus: Net Income	$	(33,056.55)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(162,962.60)

See Accountant's Audit Report

MyFundStock Securities, Inc.
Notes to the Financial Statements
For the year Ended December 31, 2007

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by MyStockFund Securities, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company is a wholly-owned subsidiary of Online Investments, Inc. and was incorporated in the state of Delaware on January 14, 2000. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's principal business activity is the sale of securities. Operations began in September, 2000.

Description of Business

The Company, located in Reston, VA is a broker and dealer in securities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the Financial Industry Regulatory Authority (FINRA) of which the Company is a member.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues and related expenses arising form securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Income taxes
Effective September, 2000, the Company files a consolidated tax return with its parent, Online Investments, Inc.

MyFundStock Securities, Inc.
Notes to the Financial Statements
For the year Ended December 31, 2007

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Substantially all of the Company's cash is held at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

NOTE B – ADVERTISING

The Company expenses advertising costs for the year as they are incurred. Advertising costs for the year ended December 31, 2007 were $24.

NOTE C – LEASING ARRANGEMENTS

The Company leases its office space under a month to month operating lease. The total annual rent expense is $27,000. The Company also had another operating lease through which it leased copying equipment. The annual cost of the operating lease is $1,920; the remainder of the lease cost due in 2008 is $480.

NOTE D – SUBSEQUENTS EVENTS

On January 10, 2008, Online Investments, Inc. sold the stock of its wholly owned subsidiary MyStockFund Securities to Banks.Com, Inc., a public company trading under the symbol BNX.

NOTE E – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of net capital or the computation of the ratio of aggregate indebtedness to net capital at December 31, 2007, or in the procedures followed in making the periodic computation required. At December 31, 2007, the Company had net capital of $80,099.61 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .097 to 1 at December 31, 2007. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE F – RELATED PARTY TRANSACTIONS

As mentioned in Note A, the Company is a wholly-owned subsidiary of Online Investments, Inc (the Parent). The company files consolidated tax returns with the Parent for federal income tax purposes. The Company is also affiliated through common ownership with ONE'S Technologies, a subsidiary of Credit Union ONE. The Company reimburses the parent for any payroll expenses relating to the Company's activities. For the year December 31, 2007, expenses were incurred by the Parent of $167,310.12 relating to this arrangement.

NOTE G – OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

In November, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker/Dealer, the Company is prohibited from entering into an agreement for similar services with another broker/dealer without prior written approval by the clearing broker/dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and Clearing Broker/Dealer. The Company is required to deposit $50,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from Broker/Dealers" on the statement of financial condition. Also, included in the agreement are termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2007

MyFundStock Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Computation of Net Capital

Total stockholder's equity:	$ 96,277.40
Nonallowable assets:	
Prepaids	15,692.50
Accounts receivable	485.29
Net allowable capital	$ 80,099.61

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 518.22
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 30,099.61

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 7,769.46
Percentage of aggregate indebtedness to net capital	9.70%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of December 31, 2007

Net Capital per audited report	$ 80,099.61
Net Capital per Focus Report	80,099.61
Reconciled Difference	$ 0.00

MyFundStock Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Legent Clearing, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

REPORT ON INTERNAL CONTROL

For the year Ended December 31, 2007

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 4, 2008

Board of Directors
MyStockFund Securities, Inc.
12310 Pinecrest Road Suite 203
Reston, VA 20191

In planning and performing my audit of the financial statements and supplemental schedules of MyStockFund Securities, Inc. for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

END